UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): July 26, 2002

ELECTRONIC DATA SYSTEMS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of incorporation)	(Commission file number)	(I.R.S. employer identification number)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (972) 604-6000

ITEM 5.   Other Events and Regulation FD Disclosure.

On July 26, 2002, Electronic Data Systems Corporation submitted to the Securities and Exchange Commission ("SEC") the Statements under Oath of Principal Executive Officer and Principal Financial Officer ("Sworn Statements") in accordance with the SEC's June 27, 2002 order requiring the filing of sworn statements pursuant to section 21(a)(1) of the Securities Exchange Act of 1934 (SEC File No. 4-460). A copy of the Sworn Statements is filed herewith as Exhibits 99.1 and 99.2 and incorporated by reference herein.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.

(c)   Exhibits

Exhibit Number	Description of Document
Exhibit 99.1	Statement Under Oath of Richard H. Brown, Principal Executive Officer of Electronic Data Systems Corporation, Regarding Facts and Circumstances Relating to Exchange Act Filings.
Exhibit 99.2	Statement Under Oath of James E. Daley, Principal Financial Officer of Electronic Data Systems Corporation, Regarding Facts and Circumstances Relating to Exchange Act Filings.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

Date: August 2, 2002   By: /S/ D. GILBERT FRIEDLANDER
                                              D. Gilbert Friedlander, Senior Vice
                                              President and Secretary

INDEX TO EXHIBITS

EXHIBIT
NUMBER   <u>DESCRIPTION</u>

Exhibit 99.1   Statement Under Oath of Richard H. Brown, Principal Executive Officer of Electronic Data Systems Corporation, Regarding Facts and Circumstances Relating to Exchange Act Filings.

Exhibit 99.2   Statement Under Oath of James E. Daley, Principal Financial Officer of Electronic Data Systems Corporation, Regarding Facts and Circumstances Relating to Exchange Act Filings.

EXHIBIT 99.1

STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS.

I, Richard H. Brown, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and
- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Audit Committee of the Board of Directors of EDS.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K of EDS for the fiscal year ended December 31, 2001;
- Quarterly Reports on Form l0-Q of EDS for the fiscal quarters ended March 31 and June 30, 2002; and
- Proxy Statement for the Annual Meeting of Shareholders of EDS held on April 19, 2002.

/s/ Richard H. Brown	Subscribed and sworn to before me
Richard H. Brown	this 25th day of July, 2002.
July 25, 2002	
	/s/ Joyce Ann Bryan -
	Notary Public in and for the State Texas
	My Commission Expires: 12/3/04

EXHIBIT 99.2

STATEMENT UNDER OATH OF PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS.

I, James E. Daley, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and
- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Audit Committee of the Board of Directors of EDS.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K of EDS for the fiscal year ended December 31, 2001;
- Quarterly Reports on Form 10-Q of EDS for the fiscal quarters ended March 31 and June 30, 2002; and
- Proxy Statement for the Annual Meeting of Shareholders of EDS held on April 19, 2002.

      /s/ James E. Daley   Subscribed and sworn to before me
James E. Daley   this 25th day of July, 2002.
July 25, 2002

                                                                  /s/   Joyce Ann Bryan   -
                                                           Notary Public in and for the State Texas
                                                           My Commission Expires: 12/3/04